Act: 1933
Section: FORM S3
Rule:
Public
Availability: 11/10/2014

[redacted]

14008557

11/6/2014

NO ACT

November 10, 2014

Received SEC

NOV 10 2014

Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Media General, Inc.
Incoming letter dated November 6, 2014

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Mergers will constitute a "succession" for purposes of Rule 12g-3(c) under the Exchange Act and New Media General will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- New Media General may take into account Media General's and LIN's reporting histories under the Exchange Act in determining its eligibility to use Form S-3. Media General's and LIN's reporting histories under the Exchange Act may also be used in determining whether New Media General: (1) "meets the requirements for use of Form S-3" within the meaning of Form S-4; and (2) "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- After consummation of the Mergers and before New Media General files its first annual report on Form 10-K after the Mergers, it may use Form S-8 to register the securities covered by the New Media General Equity Plans.

- The Division will not object if New Media General, as successor to Media General and LIN, does not file a new registration statement under the Securities Act for the ongoing offering of securities covered by the Shelf Registration Statement, provided that New Media General adopts the Shelf Registration Statement by filing a post-effective amendment pursuant to Rule 414 under the Securities Act.

- New Media General may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

November 10, 2014

Mail Stop 4561

Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980

Re: Media General, Inc.

Dear Mr. Wechsler:

In regard to your letter of November 6, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, New York 10004-1980
Tel: +1.212.859.8000
Fax: +1.212.859.4000
www.friedfrank.com

FRIED FRANK

Direct Line: (212) 859-8689
Fax: (212) 859-4000
joshua.wechsler@friedfrank.com

November 6, 2014

Securities Act of 1933
Section 4(a)(3) and Rule 174(b)
Forms S-3, S-4 and S-8
Rule 414
Securities Exchange Act of 1934
Section 12(b)
Rules 12g-3(c) and 12b-2

Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N .E.
Washington, D.C. 20549

Re: Media General, Inc. – Holding Company Reorganization

Dear Sir or Madam,

We are writing on behalf of Media General, Inc., a Virginia corporation ("Media General"), and Mercury New Holdco, Inc., a Virginia corporation ("New Media General"), to request the advice of the staff of the Office of the Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The issues arise out of the proposed acquisition by Media General, a NYSE-listed publicly traded company, of LIN Media LLC, a Delaware limited liability company ("LIN"), also a NYSE-listed publicly traded company. The acquisition will be effected through a two-step process. First, Media General will cause New Media General to become a new holding company of Media General by means of a merger of a subsidiary of New Media General with and into Media General (the "Holding Company Merger") under Section 13.1-719.1 of the Virginia Stock Corporation Act (which, like Section 251(g) of the Delaware General Corporation Law, authorizes the formation of a holding company without a shareholder vote). In connection with the Holding Company Merger, New Media General will assume the name "Media General, Inc." Immediately after the consummation of the Holding Company Merger, LIN will be acquired by means of a merger of another subsidiary of New Media General with and into LIN (the "LIN Merger" and, together with the Holding Company Merger, the "Mergers"). In this letter, we are requesting that the Staff concur in our view that New Media General will constitute a successor to Media General and LIN for purposes of various provisions of the federal securities laws.

<u>RELIEF REQUESTED</u>

We respectfully request that the Staff concur in the following conclusions, each of which is more fully discussed below under "Discussion and Analysis."

9374013

A. **Availability of Rule 12g-3(c) and Rule 12b-2; Status as a "Large Accelerated Filer."** The Holding Company Merger constitutes a "succession" for purposes of Rule 12g-3(c) under the Exchange Act, the voting common stock of New Media General will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Holding Company Merger, and New Media General may fulfill the requirements of Rule 12g-3 under the Exchange Act by indicating that the New Media General voting common stock is registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Mergers and by filing the annual reports as may be required pursuant to Rule 12g-3(g) under the Exchange Act. Furthermore, New Media General requests that the Staff confirm that New Media General, as successor to Media General and LIN, will be deemed a "large accelerated filer" for purposes of Exchange Act Rule 12b-2.

B. **Availability of Form S-3 and Ability to Incorporate by Reference into Form S-4.** When the Mergers are consummated, the Exchange Act reporting histories and status of Media General and LIN prior to the Mergers will be considered in determining whether New Media General meets the eligibility requirements for use of Form S-3 and the ability to incorporate by reference into Form S-4.

C. **Form S-8**. New Media General may, prior to the filing of its initial Annual Report on Form 10-K, use Form S-8 to register the securities covered by the equity compensation and employee benefit plans of Media General and LIN and any new benefit plans, stock purchase plans or stock incentive plans of New Media General, as applicable.

D. **Rule 414**. When the Holding Company Merger is consummated, New Media General will constitute a successor under Rule 414 of the Securities Act and may continue Media General's pre-merger offering pursuant to its currently-effective registration statement on Form S-3 by filing an automatically-effective post-effective amendment to such registration statement (rather than having to file a new Form S-1).

E. **Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b)**. Dealers need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act and Rule 174 thereunder with respect to New Media General after the Mergers.

BACKGROUND INFORMATION

Media General

Media General is a local television broadcasting and digital media company, providing news, information and entertainment in markets across the United States. Media General owns and operates or provides services to 31 network-affiliated broadcast television stations, and their associated digital media and mobile platforms, in 28 markets. These stations reach approximately 16.5 million, or approximately 14%, of U.S. TV households. Media General's primary network affiliations include twelve CBS stations, nine NBC stations, seven ABC stations, one FOX station, one CW station and one MyNetworkTV station. Twenty-two of the 31 stations are located in the top 100 designated market areas as grouped by Nielsen Media Research ("Nielsen"), which we refer to as "DMAs," while eight of the 31 stations are located in the top 50 markets. Media General has approximately 2,600 full-time equivalent employees. For the year ended December 31, 2013, Media General had pro forma revenue of $543.5 million and pro forma operating income of $59 million (in each case giving effect to Media General's acquisition of Young (as defined below) on November 12, 2013), and as of December 31, 2013, Media General had total assets of $1.9 billion and total long-term debt of $905 million.

Media General, which traces its history to 1850 when the company began operations in Richmond, Virginia, was incorporated in Virginia and became a public company in 1969. The voting common stock of Media General is registered under Section 12(b) of the Exchange Act and is listed on the New York Stock Exchange under the symbol "MEG." The authorized capital stock of Media General consists of (1) 400 million shares of voting common stock, (2) 400 million shares of non-voting common stock and (3) 50 million shares of preferred stock. As of July 31, 2014, Media General had outstanding 88,063,271 shares of voting common stock, 689,337 shares of non-voting common stock and no shares of preferred stock. As of September 10, 2014, Media General had 1,121 record holders of its voting common stock, one record holder of its non-voting common stock and no record holders of its preferred stock. Media General is currently an accelerated filer under Exchange Act Rule 12b-2 (based on its non-affiliate market capitalization as of June 28, 2013). Based on its non-affiliate market capitalization as of June 30, 2014, we believe that Media General would become a large accelerated filer under Exchange Act Rule 12b-2 if the determination was made on December 31, 2014. Media General has timely filed all of its periodic and current reports required under the Exchange Act for at least the last 12 months. The only class of its securities with respect to which Media General has a reporting obligation under the Exchange Act is the voting common stock. Media General does not have a reporting obligation under the Exchange Act with respect to any other class of its securities.

Media General currently meets the eligibility requirements to utilize Form S-3 for shelf offerings and, as such, maintains one automatically effective shelf registration statement on Form S-3ASR (File No. 333-193654), pursuant to which it registered 58,539,217 shares of voting common stock and 58,539,217 shares of nonvoting common stock (the "Shelf Registration Statement"), which shares may be offered and sold by the selling stockholders named therein. Media General was required to file the Shelf Registration Statement and keep it effective in accordance with the registration rights agreement, dated as of June 5, 2013 (the "Registration Rights Agreement"), among Media General, Young and the former shareholders of Young. On May 7, 2014, certain of the shareholders whose shares of voting common stock are registered on the Shelf Registration Statement sold 4,845,447 of their shares in an underwritten public offering. Certain shareholders have the right to require Media General to consummate underwritten registered offerings of their shares utilizing this Shelf Registration Statement.

Media General's shares of voting common stock, deferred compensation obligations and interests in benefit plans are registered on Forms S-8 for distribution pursuant to certain employee benefit plans of Media General (the "Media General Incentive Plans"). As of December 31, 2013, options to acquire approximately 1.2 million shares of Media General's voting common stock were outstanding under the Media General Incentive Plans, approximately 823,000 of which were then exercisable. Media General maintains one effective registration statement on Form S-8 which registers the offer and sale of voting common stock, deferred compensation obligations and interests in equity compensation and employee benefit plans: File No. 333-192188.

On November 12, 2013, Media General and New Young Broadcasting Holding Co., Inc. ("Young") were combined in an all-stock, tax-free merger transaction (the "Young Merger"). Media General was the legal acquirer of Young, and the combined company retained the Media General name, management and headquarters in Richmond, Virginia. However, the Young Merger was accounted for as a reverse acquisition in accordance with FASB Accounting Standards Codification Topic 805, Business Combinations. For financial reporting purposes only, Young was deemed to be the accounting acquirer. Consequently, the consolidated financial statements of Media General, the legal acquirer and the continuing public corporation in the Young Merger, have been prepared with Young as the surviving entity. Accordingly, financial information presented for Media General in the consolidated financial statements for periods prior to November 12, 2013 only reflect the historical activity of Young.

In connection with the Young Merger, Media General reclassified each of its then-outstanding shares of Class A and Class B common stock into one share of a new class of voting common stock, which is entitled to elect all of Media General's directors. In conjunction with the Young Merger, a few holders of shares of common stock elected to receive certain of their shares in the form of a separate class of unlisted Media General non-voting common stock. Each share of Media General non-voting common stock is convertible into one share of voting common stock and each share of Media General voting common stock is convertible into one share of non-voting common stock, in each case subject to certain limitations reflected in Media General's Articles of Incorporation. In connection with the Young Merger, Media General issued 60.2 million shares of Media General voting common stock to the Young shareholders. As described above, 58,539,217 of such shares were registered by Media General on the Shelf Registration Statement in accordance with the requirements of the Registration Rights Agreement.

LIN

LIN, a Delaware limited liability company, is a local media company that currently owns and operates or provides services to 43 television stations and seven digital channels in 23 U.S. markets, along with a diverse portfolio of websites, apps and mobile products that make it more convenient to access LIN's content on multiple screens. LIN's television stations deliver local news, community service, and sports and entertainment programming to viewers, reaching 12.2 million or 10.5% of U.S television homes. All of LIN's television stations are affiliated with a national broadcast network and are primarily located in the top 75 DMAs as measured by Nielsen. LIN's digital media division operates from 31 markets across the country, including New York City, Los Angeles, San Francisco, Chicago, Atlanta, Dallas, Detroit and Washington, D.C. For the year ended December 31, 2013, LIN had net revenue of approximately $652 million and operating income of approximately $90 million, and as of December 31, 2013, LIN had total assets of approximately $1.2 billion and total debt of approximately $945 million.

LIN's class A common shares are traded on the New York Stock Exchange under the symbol "LIN." LIN TV Corp., a Delaware corporation ("LIN TV"), previously LIN's direct parent, completed its initial public offering in 2002. On July 30, 2013, LIN TV merged with and into LIN, with LIN continuing as the surviving entity.

LIN Television Corporation ("LIN Television"), a Delaware corporation and previously a subsidiary of LIN TV, is now a subsidiary of LIN and the operating company for the business. LIN Television is the issuer of $200 million aggregate principal amount of 8 3/8% Senior Notes due 2018, which are expected to be satisfied and discharged and redeemed in connection with the Mergers. In addition, LIN Television has issued $290 million aggregate principal amount of 6 3/8% Senior Notes due 2021 (the "2021 Notes"), which were registered under the Securities Act on a registration statement on Form S-4 and are expected to remain outstanding subsequent to the Mergers. The 2021 Notes are guaranteed by LIN and most of LIN Television's subsidiaries. It is currently contemplated that, following the consummation of the Mergers, the 2021 Notes will also be guaranteed by New Media General, Media General and most of Media General's subsidiaries. Such guarantees will not be registered under the Securities Act. In our opinion, the provision of these guarantees does not constitute an "offer," "offer to sell," "offer for sale" or "sale" within the meaning of Section 2(a)(3) of the Securities Act as no value will be received in exchange for the guarantees. Additionally, no shareholder vote (on behalf of any of the entities) is required by the indenture or is being obtained in connection with the issuance of the guarantees of the 2021 Notes. LIN Television is currently (and, subsequent to the Mergers and the issuance of the additional guarantees, will continue to be) exempt from Section 15(d) of the Exchange Act pursuant to Rule 12h-5, which provides that any issuer of a guaranteed security that is permitted to omit financial statements under Rule 3-10 of Regulation S-X is exempt from the requirements of Section 13(a) or 15(d) of the Exchange Act (however, LIN Television is currently filing reports with the SEC as a result of a covenant in the indenture governing its debt securities).

Upon consummation of the Mergers, LIN Television will also assume the obligations of Media General Financing Sub, Inc. ("MG Sub"), a wholly-owned subsidiary of Media General, under $400 million in aggregate principal amount of 5.875% senior unsecured notes due 2022 (the "2022 Notes") and a related indenture. The 2022 Notes were issued in a Rule 144A/Regulation S private placement on November 5, 2014. The net proceeds of that offering will be used to repay certain indebtedness of LIN in connection with the Mergers and to pay related fees and expenses. Further, upon the consummation of the Mergers, MG Sub will merge into LIN Television, at which time, the obligations under the 2022 Notes will be assumed by LIN Television and the 2022 Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by New Media General, and all of LIN Television's existing and future wholly owned domestic subsidiaries that will guarantee Media General's credit facilities. Lastly, upon consummation of the Mergers, LIN Television will enter into a joinder to the registration rights agreement between MG Sub and the initial purchasers of the 2022 Notes, pursuant to which LIN Television will register with the Commission notes having substantially identical terms in all material respects to the 2022 Notes as part of an offer to exchange freely tradable exchange notes for the 2022 Notes.

LIN filed a Current Report on Form 8-K on July 31, 2013 for the purpose of establishing itself as the successor registrant to LIN TV pursuant to Rule 12g-3(a) under the Exchange Act, and to disclose certain related matters, including the consummation of its merger with LIN TV. Pursuant to Rule 12g-3(a) under the Exchange Act and in accordance with the filing of the Form 8-K, the class A common shares representing limited liability interests in LIN, as the successor registrant to LIN TV, were deemed registered under Section 12(b) of the Exchange Act. This treatment was in accordance with the no action relief provided by the Staff in its letter to LIN dated April 30, 2013. See *LIN TV Corp. (available April 30, 2013).*

LIN currently has three classes of common shares. The class A common shares and the class C common shares are both voting common shares, with the class C common shares having 70% of the aggregate voting power. The class B common shares are held by affiliates of Hicks Muse & Co. Partners, L.P. and have no voting rights, except that without the consent of a majority of the class B common shares, LIN cannot enter into a wide range of corporate transactions. As of August 8, 2014, LIN had 37,693,498 Class A common shares outstanding, 17,901,726 Class B common shares outstanding and 2 Class C common shares outstanding. As of September 10, 2014, there were approximately 26 shareholders of record of the class A common shares, 13 shareholders of record of the class B common shares and two shareholders of record of the class C common shares. LIN's class A common shares representing limited liability interests (the "LIN Shares") are registered under Section 12(b) of the Exchange Act and are listed on the New York Stock Exchange under the symbol "LIN." LIN is a large accelerated filer under Exchange Act Rule 12b-2, based on LIN's market capitalization as of June 30, 2013 as well as its market capitalization as of June 30, 2014. The only class of its securities with respect to which LIN has a reporting obligation under the Exchange Act are the LIN Shares. LIN does not currently have a reporting obligation under the Exchange Act with respect to any other class of its securities. LIN has filed all of its periodic and current reports required under the Exchange Act for at least the last 12 months (all of which were filed on a timely basis).

LIN Shares are registered on Forms S-8 for distribution pursuant to certain employee benefit plans of LIN (the "LIN Incentive Plans"). As of December 31, 2013, options to acquire approximately 4.4 million shares of LIN's voting common stock were outstanding under the LIN Incentive Plans, approximately 3.3 million of which were then exercisable. LIN maintains six effective registration statements on Form S-8 which register the offer and sale of LIN Shares awarded under benefit plans: File No. 333-181776, File No. 333-166881, File No. 333-139136, File No. 333-126607, File No. 333-126608 and File No. 333-87920.

New Media General

New Media General, a Virginia corporation organized in 2014, is currently a wholly owned subsidiary of Media General and has no assets, liabilities or revenues. New Media General's only activity to date is being a party to the merger agreement with Media General and LIN and filing a registration statement on Form S-4 with the Commission on May 9, 2014 (File No. 333-195850) (subsequently amended on June 19, 2014, July 3, 2014 and July 21, 2014 and declared effective on July 24, 2014) in order to register the shares of New Media General voting common stock to be issued in connection with the Mergers. Immediately following the consummation of the Holding Company Merger, New Media General will be the parent holding company of Media General and its subsidiaries. As a result of the LIN Merger, New Media General will also be the parent company of LIN and its subsidiaries. New Media

General's voting common stock will be listed on the New York Stock Exchange under the symbol "MEG" (the same NYSE trading symbol as Media General's current voting common stock).

Under the Articles of Incorporation of New Media General to be effective upon closing of the Mergers, New Media General will be authorized to issue an aggregate of 850 million shares of capital stock, divided into classes as follows: (i) 400 million shares of voting common stock, no par value per share; (ii) 400 million shares of non-voting common stock, no par value per share; and (iii) 50 million shares of preferred stock, no par value per share. On the closing date of the Mergers, each share of Media General's voting and non-voting common stock will automatically be converted into either one share of voting common stock or one share of non-voting common stock of New Media General. Additionally, on the closing date of the Mergers, New Media General expects to issue approximately 38.8 million shares of voting common stock to LIN shareholders in connection with the LIN Merger (excluding shares issuable upon the exercise of LIN options which, in connection with the LIN Merger, will become options to acquire shares of New Media General common stock). It is expected that immediately following the closing of the Mergers, there will be outstanding a total of approximately 126.9 million shares of voting and approximately 0.7 million shares of non-voting common stock of New Media General.

OVERVIEW OF THE TRANSACTION

Merger Agreement

On March 21, 2014, Media General, LIN, New Media General, Mercury Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Media General ("Merger Sub 1"), and Mercury Merger Sub 2, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of New Media General ("Merger Sub 2"), entered into an Agreement and Plan of Merger (as amended on August 20, 2014, the "Merger Agreement") pursuant to which (1) Media General will cause New Media General to become a new holding company of Media General by means of a merger of Merger Sub 1 with and into Media General with Media General surviving under Section 13.1-719.1 of the Virginia Stock Corporation Act (the "VSCA") (which, like Section 251(g) of the Delaware General Corporation Law, authorizes the formation of a holding company without a shareholder vote), and (2) immediately following the consummation of the Holding Company Merger, Merger Sub 2 will merge with and into LIN, with LIN surviving the LIN Merger as a wholly owned subsidiary of New Media General. In connection with the Holding Company Merger, New Media General will assume the name "Media General, Inc."

It is contemplated that, immediately after the LIN Merger, LIN will be merged with and into New Media General, so that LIN Television will become a direct wholly-owned subsidiary of New Media General, and New Media General will contribute Media General to LIN Television, so that Media General will become a direct wholly owned subsidiary of LIN Television. As a result, the final structure will be: New Media General as the holding company, LIN Television as a direct wholly owned subsidiary of New Media General, and Media General as a direct wholly owned subsidiary of LIN Television.

The Mergers are expected to close in November 2014, subject to satisfaction of various conditions described below. It is estimated that, following the LIN Merger, former shareholders of Media General will hold approximately 67% of the outstanding New Media General Shares (as defined below), and former shareholders of LIN will hold approximately 33% of the outstanding New Media General Shares. Upon completion of the transactions, New Media General Shares are expected to trade on the New York Stock Exchange under Media General's current ticker "MEG." We expect that following the Mergers, New Media General will have more than 1,125 shareholders of record of its voting common stock (equal to the Media General record holders who own voting common stock and LIN record holders who own Class A common stock).

The acquisition by Media General of LIN will expand the size of the business currently conducted by Media General. However, the acquisition of LIN will not fundamentally alter the nature of the business currently conducted by Media General or represent the entry by Media General into a new line of business. The business operated by New Media General will consolidate the operations and will be essentially the same business currently operated by each of Media General and LIN, but with more TV stations in more markets.

Transaction Structure

The Holding Company Merger will become effective in accordance with Section 13.1-719.1 of the VSCA. As such, upon the Holding Company Merger becoming effective (the "Holding Company Merger Effective Time"), (a) each share of voting common stock of Media General (the "Media General Voting Shares"), or fraction thereof, issued and outstanding immediately prior to the Holding Company Merger Effective Time, will be converted into the right to receive one share of New Media General voting common stock (the "New Media General Voting Shares") (the ratio of one Media General Voting Share to one New Media General Voting Share, the "Media General Voting Exchange Ratio"), or equal fraction thereof and (b) each share of non-voting common stock of Media General (the "Media General Non-Voting Shares" and, together with the Media General Voting Shares, the "Media General Shares"), or fraction thereof, issued and outstanding immediately prior to the Holding Company Merger Effective Time, will be converted into the right to receive one share of New Media General non-voting common stock (the "New Media General Non-Voting Shares" and, together with the New Media General Voting Shares, the "New Media General Shares"), or equal fraction thereof. In addition, upon the Holding Company Merger Effective Time, each share certificate or book-entry share that represented Media General Voting Shares or Media General Non-Voting Shares will represent an equal number of New Media General Voting Shares or New Media General Non-Voting Shares, as applicable, without any action on behalf of the shareholders of Media General, and Media General shareholders will not be entitled to dissenters' rights in connection with the Holding Company Merger. Under Section 13.1-719.1 of the VSCA, the Holding Company Merger does not require approval of the shareholders of Media General. The approvals that were obtained from the shareholders of Media General in connection with the Mergers are for the issuance of New Media General Shares in the Mergers as required under Section 312.00 of the New York Stock Exchange's Listed Company Manual and for an amendment to the articles of incorporation of Media General contemplated by the Merger Agreement and described below.

Upon the LIN Merger becoming effective (the "LIN Merger Effective Time"), each Class A, Class B and Class C common share of LIN (collectively, the "LIN Common Shares"), issued and outstanding immediately prior to the LIN Merger Effective Time, will be converted at the election of the holder thereof into the right to receive either (a) $25.97 in cash without interest (the "Cash Election Consideration") or (b) 1.4714 shares of New Media General Voting Shares (the "Stock Election Consideration") (the ratio of one share of Class A, Class B or Class C common shares of LIN to 1.4714 shares of New Media General Voting Shares, the "LIN Exchange Ratio"), upon the terms and subject to the conditions set forth in the Merger Agreement (excluding shares that are (x) held in LIN's treasury, (y) owned, directly or indirectly, by LIN or any of its subsidiaries or Media General or any of its subsidiaries or (z) held by shareholders of LIN, if any, who properly exercise their appraisal rights under Delaware law, if available (such shares held by such shareholders, the "LIN Dissenting Shares")). Each of such shares described in (x) and (y) will automatically be cancelled and retired, with no consideration being paid or payable in respect thereof.

The total number of LIN Common Shares that will be converted into the right to receive the Cash Election Consideration will be 29,380,053 minus the number of LIN Dissenting Shares (the "Cash Election Cap"). In the event that the number of LIN Common Shares electing the Cash Election Consideration exceeds the Cash Election Cap, the consideration received by such holders will be adjusted, on a pro rata basis, so that New Media General Voting Shares will be issued in lieu of cash in such amount necessary to cause the total amount of LIN Common Shares receiving the Cash Election

Consideration to be capped at the Cash Election Cap. If the Stock Election Consideration is oversubscribed, the consideration received by the holders of LIN Common Shares electing the Stock Election Consideration will be adjusted, on a pro rata basis, so that cash will be paid in lieu of New Media General Voting Shares in an amount necessary to cause the total amount of LIN Common Shares receiving the Cash Election Consideration to equal the Cash Election Cap.

The Merger Agreement provides that, at the Holding Company Merger Effective Time, the outstanding equity-based awards held by employees and directors of Media General as of immediately prior to the Holding Company Merger Effective Time will become equity-based awards of New Media General, on the same terms and conditions, and will be exercisable for, convertible into or may be settled for New Media General Voting Shares based on the Media General Voting Exchange Ratio. Subsequently, at the LIN Merger Effective Time, the outstanding equity-based awards held by employees and directors of LIN as of immediately prior to the LIN Merger Effective Time will become equity-based awards of New Media General, on the same terms and conditions, and will be exercisable for, convertible into or may be settled for New Media General Voting Shares, provided that the number of New Media General Voting Shares subject to such equity-based awards and the per share exercise price thereof will be adjusted based on the LIN Exchange Ratio.

New Media General filed a registration statement on Form S-4 with the Commission on May 9, 2014 (File No. 333-195850) (subsequently amended on June 19, 2014, July 3, 2014 and July 21, 2014 and declared effective on July 24, 2014), which registers (i) the issuance of New Media General voting common stock and non-voting common stock to the current holders of Media General's capital stock in the Holding Company Merger, (ii) the issuance of the New Media General voting common stock to the current holders of LIN shares in the LIN Merger and (iii) the issuance of New Media General voting common stock in connection with the equity compensation and employee benefit plans of Media General and LIN. The registration statement on Form S-4 also includes a joint proxy statement/prospectus (which was supplemented on September 15, 2014), which was used in connection with (1) a Media General shareholder meeting at which Media General's shareholders approved the issuance of shares of New Media General pursuant to the Mergers and (2) a LIN shareholder meeting at which LIN's shareholders adopted the Merger Agreement and approved the LIN Merger. The shareholder meetings were held on October 6, 2014.

New Media General represents that, upon completion of the Holding Company Merger, (i) New Media General will be a Commission registrant with its voting common stock listed on the New York Stock Exchange pursuant to Section 12(b) of the Exchange Act; (ii) Media General intends to request that the NYSE file a Form 25 with the Commission to deregister the Media General common shares under Section 12 of the Exchange Act; and (iii) Media General intends to file a Form 15 with the Commission to immediately suspend its reporting obligations under the Exchange Act. In addition, upon completion of the LIN Merger, (i) LIN intends to request that the NYSE file a Form 25 with the Commission to deregister the LIN Shares under Section 12 of the Exchange Act; (ii) LIN intends to file a Form 15 with the Commission to immediately suspend its reporting obligations under the Exchange Act; and (iii) LIN Television (which will be a wholly owned subsidiary of New Media General), which is exempt from Exchange Act filings under Rule 3-10 of Regulation S-X (and will continue to be exempt subsequent to the Mergers) but which has been voluntarily filing joint reports with LIN, will no longer file periodic or current reports with the Commission as the indenture governing the 2021 Notes provides that the reports of New Media General will suffice (LIN Television is expected to be similarly exempt from Exchange Act filings under Rule 3-10 of Regulation S-X following the exchange offer discussed above for the 2022 Notes).

Governance

Following the consummation of the Mergers, New Media General will have a board of directors consisting initially of eleven directors, seven of whom were designated by Media General and four of whom were designated by LIN. The non-executive chairman of the board of directors of New Media General will be Stewart Bryan, the current non-executive chairman of Media General.

Under the terms of the Merger Agreement, Mr. Vincent L. Sadusky, the current President and Chief Executive Officer of LIN, will become the President and Chief Executive Officer of New Media General.

In addition, in accordance with Section 13.1-719.1 of the VSCA, after the Holding Company Merger, the articles of incorporation and bylaws of New Media General will be similar to the articles of incorporation and bylaws of Media General immediately prior to the Holding Company Merger. However, immediately prior to the Holding Company Merger, the articles of incorporation of Media General will be amended to eliminate certain provisions adopted in connection with the Young Merger relating to the constitution of Media General's governance committee and to provide that, until the third anniversary of the LIN Merger, the Board of Directors will not be permitted to remove Mr. Sadusky without cause without the approval of at least one director that was designated by LIN. Such amendments (the "Media General Charter Amendment") will be reflected in the initial articles of incorporation of New Media General.

The remaining members of management of New Media will include executives from both Media General and LIN. Upon closing of the Mergers, the other executive officers of New Media General will be James F. Woodward (Senior Vice President and Chief Financial Officer), Deborah A. McDermott (Senior Vice President and Chief Operating Officer), Robert S. Richter (Senior Vice President and Chief Digital Officer) and Andrew C. Carington (Vice President, General Counsel and Secretary).

Conditions to the Mergers

The consummation of the Mergers is subject to the satisfaction or waiver of certain customary conditions, including, among others: (i) the receipt of approval from the Federal Communications Commission, (ii) the expiration or early termination of the waiting period applicable to the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of certain legal impediments to the consummation of the Mergers, (iv) the adoption of the Merger Agreement by the shareholders of LIN, (v) the approval by the shareholders of Media General of the issuance of the New Media General Shares in the Mergers and the Media General Charter Amendment, (vi) the effectiveness of a registration statement on Form S-4 registering the New Media General Shares to be issued in connection with the Mergers, (vii) the listing of the New Media General Voting Shares to be issued in the Mergers on the New York Stock Exchange and (viii) certain customary third party consents.

Information Available Regarding New Media General and the Mergers

New Media General's Form S-4 contains or incorporates by reference extensive and detailed descriptions of the businesses of Media General and LIN, a detailed description of the Mergers, historical financial statements and information for each entity (including five years of selected audited financial data, along with unaudited interim financial statements for the most recent interim period), pro forma financial information for the combined entity with Media General as the accounting acquirer, a detailed description of the fairness opinions of Media General's and LIN's financial advisors, information with respect to the expected directors and executive officers of New Media General, a detailed description of the New Media General Shares along with a detailed comparison of the rights of holders of Media General Shares and LIN Shares as compared to the rights of holders of New Media General Shares, and risk factors related to the Mergers and the business of New Media General, among other information.

In addition, New Media General will file a Form 8-K reporting the consummation of the Mergers no later than four business days following the closing of the Mergers, including therein the disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required under Item 9.01 of Form 8-K (within 71 calendar days following the due date of the Form 8-K, in accordance with the requirements of Item 9.01), as well as, to the extent applicable, disclosures required by the other items of Form 8-K. Media General and LIN each filed a Form 8-K on March 24, 2014 and March 21, 2014, respectively, announcing their entry into the Merger Agreement. Additionally, on April 28, 2014, Media General filed a Form 8-K containing a pro forma income statement for the year ended December 31, 2013 (giving effect to the Mergers as if the Mergers had occurred on January 1, 2013) and a pro forma balance sheet as of December 31, 2013 (giving effect to the Mergers as if the Mergers had occurred on December 31, 2013).

The information that is and will be available concerning the Mergers and the combined business of Media General and LIN is at least as extensive as the information that would have been available with respect to the combined business if Media General had elected to acquire LIN directly through a triangular merger and report the merger on a Form 8-K.

Reasons for Choice of Structure

If Media General's acquisition of LIN had been structured as a simple merger, with Media General as the acquirer and LIN as the target, in which LIN merged with a merger subsidiary of Media General, with the surviving company of such merger becoming a wholly owned subsidiary of Media General (a "triangular merger"), the integrated business would be the same as in the holding company structure currently contemplated, but there would not be any succession issues under the securities laws. However, the structure of the Mergers was deliberately chosen to achieve certain tax and business objectives, outlined below. The so-called "double dummy" structure being utilized in this transaction—in which each of Media General and LIN merge with a merger subsidiary of a newly-created parent holding company—is substantially similar to the structure described in *GrafTech International Ltd. (available November 4, 2010) ("GrafTech")*, where the Commission granted no action relief similar to what we have requested in this letter in connection with the issuer's request for successor treatment. The Mergers are also substantively similar to the transaction structures utilized by various other companies utilizing holding company reorganizations or transactions substantially similar to holding company reorganizations where the Commission has granted similar no-action relief in this context. See, for example, *World Access, Inc. (available October 28, 1998) ("World Access"); Perrigo Company, Perrigo Company Limited and Elan Corporation plc (available December 17, 2013) ("Perrigo"); Actavis, Inc. (available September 30, 2013) ("Actavis"); Endo Health Solutions, Inc. (available February 28, 2014) ("Endo"); Oshkosh Corporation (available June 30, 2014) ("Oshkosh"); Pediatrix Medical Group Inc. (available December 22, 2008)("Pediatrix Medical Group Inc."); Dollar Tree Stores, Inc. (available February 20, 2008); Roper Industries, Inc. (available July 19, 2007) ("Roper Industries"); Hecla Mining Company (available October 31, 2006) ("Hecla Mining Company").*

Although the Mergers take the legal form of an acquisition by New Media General of Media General and LIN through two mergers of subsidiaries of New Media General with each of Media General and LIN, from an accounting perspective the transactions constitute an acquisition by Media General of LIN, with Media General being treated as the accounting acquirer under U.S. GAAP and relevant Commission rules and guidance. Operationally, the integrated business will perform as though Media General directly acquired LIN. The business to be operated by New Media General will also be identical, in substance, and in all meaningful ways, to the business which would be operated by Media General if it were to acquire LIN directly through a triangular merger. Media General is currently a holding company which operates its existing business through a series of direct and indirect subsidiaries. Following the Mergers, New Media General will be a holding company which will operate its business through a series of direct and indirect subsidiaries. New Media General Shares will have the same rights and privileges as the Media General Shares, and New Media General's certificate of incorporation and by-laws will be similar to Media General's charter and by-laws (except as provided in the Media General Charter Amendment). Media General has designated a majority of New Media General's board of directors and designated the chairman of the board. The new company will be named "Media General, Inc." and will be headquartered in Richmond, Virginia, where Media General is currently headquartered. It is expected that all of Media General's equity compensation plans will remain in place subsequent to the Mergers. As in any merger transaction, the management of New Media General will include executives from both companies, although pursuant to the Merger Agreement, LIN's CEO will become the CEO of New Media General. In addition, as indicated above, under Section 13.1-719.1 of the VSCA, the Holding Company Merger does not require approval of the shareholders of Media General. The approvals that were obtained from the shareholders of Media General in connection with the Mergers are for the issuance of New Media General Shares in the Mergers as required under Section 312.00 of the New York Stock Exchange's Listed Company Manual and for the Media General Charter Amendment described above.

If the parties had elected to utilize a triangular merger, with Media General directly acquiring LIN, there would have been no actual "succession" since the Media General Shares would have remained registered under the Exchange Act, Media General would have retained its reporting history for all of the purposes for which relief is sought for New Media General in this letter, and Media General would have remained eligible for the use of Forms S-3, S-4 and S-8. However, the intended tax consequences of the transaction could not have been achieved under alternative structures, such as a reverse triangular merger with LIN Media LLC or a reverse triangular merger with LIN Television. Specifically, (1) a merger of a Media General subsidiary and LIN Media LLC, a limited liability company, would have been fully taxable to the LIN shareholders and (2) the merger of a Media General subsidiary into LIN Television would have been taxable based on the mix of stock and cash consideration being offered in the transaction. If the acquisition had been structured as a transaction that was fully taxable to the LIN shareholders, Media General may have been required to pay a higher purchase price to the detriment of the existing shareholders of Media General. And a forward triangular merger of LIN Television with and into a Media General subsidiary would have been inconsistent with the parties' business objectives. The parties elected to utilize a structure commonly referred to as a "double dummy" structure so that the exchange by the LIN shareholders of their LIN equity for shares of New Media General could qualify as a tax-free exchange without adversely affecting the parties' business objectives. The double dummy structure involves the creation of a new holding company, whereby Media General would become a wholly owned subsidiary of New Media General and LIN would become a wholly owned subsidiary of New Media General. The business operated by the new holding company following the Mergers, however, is identical to the business that would have been operated by Media General if it had effected the Mergers through a simple triangular merger whereby LIN merged with or into a wholly owned subsidiary of Media General.

In order to consummate the Mergers, the shareholders of LIN must adopt the Merger Agreement and the shareholders of Media General must approve the issuance of the New Media General Shares in the Mergers as required under Section 312.00 of the New York Stock Exchange's Listed Company Manual and the Media General Charter Amendment described above. Such approvals were obtained at the respective meetings of the shareholders of LIN and Media General held on October 6, 2014. The same approvals would have been required had the transaction been structured as a triangular merger. In addition, while the proportionate interests of the current shareholders of Media General will change as a result of the issuance of New Media General Shares to the holders of LIN Shares as part of the merger consideration, the same result would have occurred in a triangular merger.

DISCUSSION AND ANALYSIS

Availability of Rule 12g-3(c) and Rule 12b-2; Status as a "Large Accelerated Filer"

Rule 12g-3(c) under the Exchange Act provides that where, in connection with a "succession" by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the New Media General Shares) are issued to the holders of classes of securities of two or more issuers that are each already registered pursuant to Section 12 of the Exchange Act (such as the Media General Shares and the LIN Shares), then the unregistered securities shall be deemed to be registered under

Section 12 of the Exchange Act, subject to certain enumerated exceptions (none of which are applicable to this fact pattern). Furthermore, pursuant to Rule 12g-3(d), because the Media General Shares and the LIN Shares are both registered under Section 12(b) of the Exchange Act, New Media General Shares should be deemed registered under Section 12(b) as well. The requested succession would be similar to the permitted succession in *Actavis*.

Exchange Act Rule 12b-2 defines the term "succession" as "the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer . . ." This definition of "succession" contemplates the direct acquisition of the assets comprising a going business, but not a holding company reorganization. In the reorganization, although New Media General would be acquiring assets of an ongoing business, it would be doing so indirectly with each of Media General and LIN continuing as wholly owned subsidiaries of New Media General. However, it is clear from the no-action positions that the Staff has taken in the past that the structure of the Mergers should not prevent New Media General from being deemed to have made a "direct acquisition" of the businesses of Media General and LIN and thus for New Media General to be the successor to such companies under Rule 12g-3(c) and for purposes of Rule 12b-2. Indeed, the Staff has taken similar positions with respect to transactions in which the assets "directly acquired" remain in a subsidiary of the successor company rather than proceeding to direct ownership by the successor, including in the *Actavis* no-action letter and in various holding company reorganization structures and transactions substantially similar to holding company reorganizations. *See also GrafTech; Endo; Perrigo; Pediatrix Medical Group Inc.; Hecla Mining Company; and World Access.* The Staff has previously granted relief under Rule 12g-3(c) in Actavis and, given that the structure of the Mergers is substantially similar to structures in an extensive line of no action letters in which the Staff has previously also granted relief, we are of the view that, if the Mergers are consummated, New Media General should be deemed the successor to Media General and LIN, particularly given the detailed information that is and will be available regarding the Mergers and the constituent companies.

Eligibility for relief under Rule 12g-3(c) should not be impacted by the form of the transaction rather than the substance. As described above, the Mergers could have been structured as a standard triangular merger which would not have created any succession issue. The standard structure would have resulted in a consolidated business identical to the business that will be operated by New Media General following the Mergers, but would not have provided the same tax and other related strategic benefits of the Mergers as currently structured. To deny relief under Rule 12g-3(c) would penalize Media General for structuring the Mergers in a manner that it believes is in the best interests of Media General and its shareholders. Moreover, the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the security holders of the predecessor" (see Section 250.01 of the Commission's Exchange Act Rules Compliance and Disclosure Interpretations ("C&DI")), and to deny the application of Rule 12g-3 to the issuance of New Media General Shares in the Mergers would have the effect of creating such a potential gap in the Exchange Act protections for Media General and LIN shareholders, solely because Media General chose to structure the Mergers in a manner that was beneficial to its shareholders.

In the case of succession, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(c) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed registered. *See, e.g., Actavis; Tim Hortons Inc. (available September 9, 2009); Weatherford International Ltd. (available January 14, 2009); Willbros Group, Inc. (available February 27, 2009); Mentor Corporation (available September 26, 2008); and Russell Corporation (available March 18, 2004).* New Media General intends to file such a Form 8-K promptly following the Mergers. Accordingly, we are of the opinion that, upon issuance of the New Media General Shares and the filing of the Form 8-K described above, New Media General Shares will be deemed registered under Section 12(b) of the Exchange Act. Furthermore, New Media General will file the annual reports as may be required pursuant to Rule 12g-3(g) under the Exchange Act.

As noted above, based on Media General's public float at June 30, 2013, Media General currently is an accelerated filer under Exchange Rule 12b-2. Based on its public float on June 30, 2014, Media General would become a large accelerated filer as of December 31, 2014 for purposes of its Exchange Act reporting in 2015. LIN is currently a large accelerated filer based on its public float as of June 30, 2013 as well as its public float at June 30, 2014. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's accelerated or large accelerated filer status under Exchange Act Rule 12b-2. *See, e.g., Actavis; Endo; Starburst II, Inc. and Sprint Nextel Corporation (available July 3, 2013) ("Starburst II"); Tower Group, Inc. (available December 7, 2012) ("Tower Group, Inc."); Genworth Financial, Inc. (available March 27, 2013); Eaton Corp. (available November 8, 2012) ("Eaton Corp."); and Duke Energy Corporation, Duke Energy Holding Corp., Cinergy Corp. (available March 30, 2006) ("Duke Energy Corp.").* As a result, we believe that New Media General should be deemed a "large accelerated filer."

For the reasons set forth above and given the purpose behind Rule 12g-3, we respectfully request that the Staff concur in our opinion that, upon consummation of the Mergers and after filing of the Form 8-K described above, New Media General Shares should be deemed registered under Exchange Act Section 12(b) by virtue of the operation of Rule 12g-3(c). We further request that the Staff concur in our opinion that New Media General, as successor to Media General and LIN, will succeed to the accelerated filer status of Media General and LIN for purposes of Exchange Act Rule 12b-2 and will therefore be deemed a "large accelerated filer."

Availability of Form S-3 and Ability to Incorporate by Reference into Form S-4

New Media General requests that the Staff confirm that, upon the completion of the Mergers, New Media General may include the prior activities and status of Media General and LIN in determining whether New Media General meets the eligibility requirements of Form S-3 and the ability to incorporate by reference into Form S-4.

General Instruction I.A.7(b) to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction IA.1, 2, 3 and 5 to Form S-3 if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. New Media General intends to rely on General Instruction I.A.7(b) to Form S-3, taking into account the reporting histories of Media General and LIN in determining S-3 eligibility.

The issue of succession arises in this case only because of the form of the transaction that Media General has chosen in order to benefit its shareholders. If Media General had chosen to acquire LIN in a standard triangular merger format, continued use of Media General's reporting history would not be at issue, and Media General would be permitted to utilize Form S-3 and incorporate by reference into Form S-4.

We believe that allowing New Media General to take into account the reporting histories of Media General and LIN is appropriate given the widespread, direct, and contemporaneous accessibility to Media General's and LIN's historical disclosure as well as the Form S-4 filed in connection with the Mergers. In this regard, any registration statement on Form S-3 filed by New Media General after the Mergers are consummated would specifically (i) incorporate by reference Media General's and LIN's historical Exchange Act reports, which reports are easily accessible on EDGAR, (ii) include or incorporate historical financial statements of LIN until no longer required by the rules and regulations of the Commission; and (iii) include pro forma financial information giving effect to the Mergers, until no longer required by the rules and regulations of the Commission.

Accordingly, New Media General requests that the Staff concur that New Media General may take into account Media General and LIN's pre-Merger reporting history in determining whether New Media General is eligible to use a new Form S-3.

In light of the foregoing, we are of the opinion that after the completion of the Mergers, New Media General may take into account the activities and status of Media General and LIN prior to the completion of the Mergers (1) in determining whether New Media General meets the eligibility conditions of Form S-3, (2) in determining whether New Media General "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and (3) in determining whether New Media General "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8. The Staff has taken similar positions with respect to satisfaction of the eligibility conditions of Forms S-3 and S-4 in the context of transactions similar to the Mergers. See *Endo; Actavis; Starburst II; Tower Group; Eaton Corp.*; *Pentair, Inc. (available September 20, 2012); Jazz Pharmaceuticals, Inc. (available January 12, 2012); and Duke Energy Corp.*

Availability of Form S-8

New Media General intends to file one or more registration statements on Form S-8 to register the securities covered by New Media General's equity compensation and employee benefit plans as well as the securities issuable under the equity compensation plans of Media General and LIN, which will be converted into interests in New Media General (collectively, the "New Media General Equity Plans"). The Merger Agreement requires that no later than fifteen days after the Holding Company Merger, New Media General will file an effective registration statement on Form S-8 (or any successor or other appropriate form) under the Securities Act to register New Media General Shares issuable upon exercise of the options granted by Media General and LIN under their respective employee benefit plans and the settlement of exchange stock-based awards granted by Media General and LIN under their respective equity compensation and employee benefit plans. In order for such New Media General Equity Plans to be operational upon completion of the Mergers, and therefore to operate for the benefit of the current and former directors, employees, consultants and other participants in the New Media General Equity Plans without interruption, New Media General, subject to a favorable response to this letter, intends to file such registration statement(s) upon completion of the Mergers and prior to the filing by New Media General of its initial Annual Report on Form 10-K.

As stated above, Media General and LIN have shares, deferred compensation obligations and interests in their equity compensation and employee benefit plans registered on Form S-8. Upon the effectiveness of the Mergers and in accordance with the conversion ratios set forth in the Merger Agreement, all options, rights and benefits in respect of Media General and LIN equity granted under such plans will become options, rights and benefits with respect to New Media General Shares and the equity compensation plans of Media General and LIN will be assumed as the New Media General Equity Plans, as described above. Additionally, both Media General and LIN intend to file post-effective amendments to their existing Form S-8s to de-register the shares, deferred compensation obligations and interests in their equity compensation and employee benefit plans currently registered on Forms S-8.

The Staff has previously taken the position that a successor issuer may fulfill its registration requirements with respect to employee stock option, restricted stock and similar benefit plans by filing a registration statement with respect thereto following completion of the succession transaction. *See Perrigo; Actavis; Eaton Corp.; Texas Utilities Company (available June 4, 1997) ("Texas Utilities Company"); and Time Warner Inc. (available October 10, 1996).*

In particular, the Staff has taken the position that a successor issuer may register securities issuable pursuant to employee benefit plans on Form S-8, as appropriate, if (a) the opportunity to participate in the plans subject to the Form S-8 registration statements will be offered only to existing employees (as defined in the letters cited below) of the two companies subject to a transaction and their subsidiaries and (b) no securities will be sold or issued pursuant to such registration statements until the effective time of such transaction. *See Perrigo; Actavis, Inc.; Eaton Corp. and Texas Utilities Company.*

Accordingly, New Media General will limit the opportunity to participate in the New Media General Equity Plans subject to a Form S-8 registration statement to existing employees of New Media General and its subsidiaries (which includes directors, officers and consultants of New Media General and its subsidiaries (including legacy employees of Media General and LIN)) and certain qualified former employees of Media General and LIN and their subsidiaries. Such persons fall within the General Instruction A.1(a) definition of employees.[1] Finally, New Media General will not issue or sell any securities pursuant to any New Media General Equity Plans under the Form S-8 registration statement(s) prior to the completion of the Mergers.

In view of the foregoing, including the limitations described above, we request that the Staff confirm our opinion that New Media General may file one or more registration statements on Form S-8 to register the securities covered by the New Media General Equity Plans and allow them to become effective upon the completion of the Mergers. The Staff has taken this position in other cases involving similarly structured transactions. *See Actavis; Eaton Corp.; and Texas Utilities Company.*

Rule 414

On January 30, 2014, Media General filed its Shelf Registration Statement which registered for resale 58,539,217 shares of its voting common stock which Media General had issued to the former shareholders of Young in connection with the Young Merger. In connection with or following the Mergers, subject to the Staff's concurrence with our views expressed herein and discussed above, New Media General would like to file an amendment to this automatic registration statement in accordance with Rule 414 in order to continue the offering currently allowed under such registration statement. This amendment would be automatically effective in accordance with current Commission rules and regulations applicable to automatic shelf registration statements on Form S-3.

Rule 414 under the Securities Act provides that "if any issuer has been succeeded by an issuer for the purpose of changing its form of organization, the registration statement of the predecessor issuer shall be deemed the registration statement of the successor issuer for the purpose of continuing the offering," so long as (a) immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities, (b) the succession was effected by a merger or similar succession pursuant to statutory provisions of the terms of the organic instruments under which the successor issuer acquired all of the assets and liabilities of the predecessor, (c) the succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or the furnishing of information pursuant to Section 14(c) of the Exchange Act and (d) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such registration statement as its own registration statement and setting forth any additional information necessary to reflect any material changes made in connection with the succession. The Staff implicitly assumed in GrafTech that Rule 414 would be applicable to a holding company reorganization in a double-dummy structure similar to what is proposed in Media General's case.

The proposed Mergers will substantially satisfy the criteria for reliance on Rule 414 with two exceptions noted below. First, prior to the Mergers, New Media General, the successor issuer, will have no assets or liabilities other than nominal assets or liabilities. As such, the condition enumerated in clause (a) of Rule 414 will be satisfied. Second, New Media General will file an amendment to Media General's Shelf Registration Statement expressly adopting such registration statement as its own registration

[1] Former officers and employees of Media General and LIN who are continuing participants in Media General's equity compensation plans, such as retired or disabled employees who have post-termination rights to exercise stock options or other awards under certain Media General equity compensation plans for up to the remainder of the original term of the awards, will be afforded the same opportunity under the New Media General equity compensation plans to exercise employee stock options or other awards as is permitted under the terms of the respective plans. Pursuant to General Instruction A.1(a)(3) of Form S-8, such persons are within the Form S-8 definition of employees, and references herein to "employees" include these persons. In addition, pursuant to General Instruction A.1 (a)(1) of Form S-8, the definition of employee includes directors, officers and consultants, and references herein to "employees" include these persons as well.

statement for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment will become effective. Because Media General currently has an automatic shelf registration on Form S-3, a post-effective amendment to this shelf registration statement will become automatically effective. Accordingly, the condition enumerated in clause (d) of Rule 414 will be satisfied.

There are two conditions enumerated in Rule 414 that will not be strictly satisfied: clause (b), which requires that the successor issuer acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer; and clause (c), which requires that the succession be approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act. In *GrafTech* and subsequent instances of no action relief, the Staff granted relief and permitted reliance on Rule 414 despite a failure to strictly comply with clauses (b) and (c) for reasons similar to those indicated below.

Clause (b) is not strictly satisfied because New Media General will not *directly* acquire all of the assets and assume all of the liabilities and obligations of Media General and LIN and the Mergers involve two reporting predecessor issuers, rather than "the predecessor issuer." As discussed above, New Media General will acquire all of the assets and liabilities of Media General and LIN indirectly in that subsidiaries of New Media General will merge with and into each of Media General and LIN. In *GrafTech*, the Staff acknowledged that Rule 414 applies in the case of indirect acquisitions of assets and liabilities through a subsidiary. Although only one predecessor in Graftech was a reporting issuer, *Graftech* also involved a similar holding company reorganization accompanied by mergers with two private operating companies. Here, New Media General only seeks to file a post-effective amendment under Rule 414 to one of its predecessors' registration statements, and LIN's status as a reporting predecessor should not impact the availability of Rule 414. Furthermore, although New Media General is deemed to have two predecessors for purposes of the securities laws, we note that in this transaction, among other things, (1) New Media General will continue under the name Media General, (2) following the LIN Merger, Media General shareholders will own the majority of New Media General Shares (67%), (3) Media General has selected 7 out of 11 directors who will serve on the board of directors of New Media General following the LIN Merger, including the Chairman of the Board, (4) Media General is the accounting acquirer in the Mergers, and (5) Media General has arranged the financing for the transaction and Media General's lenders will be the primary lenders to New Media General following the closing.

With regard to clause (c), although Media General shareholders will not approve the Mergers (as such approval is not required because Virginia law authorizes the formation of a holding company without a shareholder vote and does not require shareholder approval of the LIN Merger), the required approvals have substantially the same effect as the Mergers are conditioned upon receipt of such approval. Media General shareholders were required to approve the issuance of the New Media General Shares in the Mergers and the Media General Charter Amendment, at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act. The approval of the Mergers is implicit in the approval of the issuance of New Media General shares as there would not be an issuance absent the Mergers. Note (A) to Schedule 14A treats such approval as comparable to the approval of the Mergers, by providing that "where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition." Similarly, in *Graftech*, shareholder approval was not required under Delaware law nor did the Company seek to obtain such approval. Additionally, Media General shareholders received detailed information about the

Mergers in the proxy statement provided to them. As for LIN, the second predecessor, its shareholders were required to adopt the Merger Agreement, which had the implicit effect of approving the receipt of a new security.

As discussed above, Media General is required to maintain an effective shelf registration statement pursuant to its Registration Rights Agreement in connection with its merger with Young for the benefit of the former Young shareholders. In accordance with this requirement, on January 30, 2014, Media General filed an automatic shelf registration statement on Form S-3ASR which registered for resale 58,539,217 shares of its voting common stock which Media General had issued to the former Young shareholders. The former Young shareholders have already utilized this Shelf Registration Statement for an underwritten offering and may desire to utilize it for future underwritten offerings. If New Media General is not permitted to maintain the Shelf Registration Statement following the Mergers, it would need to file a new Form S-1 to register shares on behalf of the former Young shareholders, which would be subject to potential SEC review and comment, which could deprive the former Young shareholders of the opportunity to sell if a market window was available to them. These shareholders would not benefit from the use of a long-form Form S-1 and could be severely negatively affected if the Form S-1 was not available due to SEC review.

Based on the foregoing, we respectfully request that the Staff concur with our opinion that (1) following the Mergers, Media General's Shelf Registration Statement should be deemed to be a registration statement of New Media General as the successor issuer for the purpose of continuing the offering described therein pursuant to Rule 414 and (2) New Media General may file a post-effective amendment to such registration statement as contemplated by Rule 414 in order to allow the secondary offering under such registration statement to continue following the Mergers. Our opinion is consistent with the previous determinations of the Staff with respect to Rule 414 in the context of transactions similar to the Mergers where a strict compliance with Rule 414(b) and (c) was not met. See *GrafTech; Roper Industries; Equitable Resources Inc. (available April 25, 2007)*; and *Oshkosh.*

Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b)

Rule 174(b) under the Securities Act provides that dealers need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, Media General and LIN are currently reporting companies under the Exchange Act. Because New Media General will, immediately after the completion of the Mergers, have, on a consolidated basis, the same assets, liabilities, businesses and operations as Media General and LIN, on a consolidated basis, immediately before the completion of the Mergers, and will be the successor-in-interest to Media General and LIN, it is our opinion that dealers of New Media General Shares should be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act. The Staff has taken similar positions with respect to Section 4(a)(3) in the context of transactions similar to the Mergers. See, e.g., *Actavis, Endo and Perrigo.*

* * *

For the reasons set forth above, we respectfully request the concurrence of the Staff in each of our conclusions set forth in this letter. If you require further information, please contact the undersigned at (212) 859-8689 or Philip Richter at (212) 859-8763. In addition, in the event that your conclusions differ from ours, we respectfully request that you please contact the undersigned prior to responding in writing to this letter so that we may clarify our views.

Sincerely,

Joshua Wechsler

cc: James Woodward, Media General, Inc.
Andrew Carington, Media General, Inc.
Denise Parent, LIN Media LLC
Glenn West, Weil, Gotshal & Manges LLP